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                March 22, 2022

       Rhonda Keaveney
       Chief Executive Officer and Chief Financial Officer
       NuOncology Labs, Inc.
       PO Box 26496
       Scottsdale, AZ 85255

                                                        Re: NuOncology Labs,
Inc.
                                                            Form 10-12G filed
January 4, 2022
                                                            Form 10-K filed
March 10, 2022
                                                            File No. 000-26113

       Dear Ms. Keaveney:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                Sincerely,


                Division of Corporation Finance

                Office of Life Sciences